



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____________ to _____________

Commission file number 333-43605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AirNet Systems, Inc.
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AirNet Systems, Inc.
3939 International Gateway
Columbus, Ohio 43219

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the AirNet Systems, Inc. Retirement Savings Plan are being filed herewith:

Description

Index to Financial Statements

Audited Financial Statements:

Report of Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Auditors
99.1	Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer)
99.2	Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRNET SYSTEMS, INC.RETIREMENT SAVINGS PLAN

Date: June 25, 2003 By: ______________________________
William R. Sumser, Plan Administrator

AIRNET SYSTEMS, INC.
RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Auditors
99.1	Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Executive Officer)
99.2	Certification Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Chief Financial Officer)

Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-43605) pertaining to the AirNet Systems, Inc. Retirement Savings Plan of our report dated May 6, 2003, with respect to the financial statements and supplemental schedule of the AirNet Systems, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the fiscal year ended December 31, 2002.

Ernst & Young LLP

Columbus, Ohio
June 25, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed on behalf of the AirNet Systems, Inc. Retirement Savings Plan (The "Plan") with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joel E. Biggerstaff, Chairman of the Board, President and Chief Executive Officer of AirNet Systems, Inc., certify, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Joel E. Biggerstaff*

Title: Chairman of the Board, President and Chief Executive Officer

Date: June 25, 2003

*A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to AirNet Systems, Inc. and will be retained by AirNet Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William R. Sumser, Chief Financial Officer, Treasurer, Secretary and Vice President, Finance of AirNet Systems, Inc., certify, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

William R. Sumser*

Title: Chief Financial Officer, Treasurer, Secretary and Vice President, Finance

Date: June 25, 2003

*A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to AirNet Systems, Inc. and will be retained by AirNet Systems, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Audited Financial Statements and Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan

December 31, 2002 and 2001 and year ended December 31, 2002
with Report of Independent Auditors

AirNet Systems, Inc. Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Contents



■ Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

■ Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

Report of Independent Auditors

The Trustees
AirNet Systems, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of AirNet Systems, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 6, 2003

AirNet Systems, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2002	**2001**
Assets		
Assets held for investment, at fair value:		
Mutual funds	**$ 10,859,656**	$ 11,967,222
AirNet Systems, Inc. common shares	**277,202**	277,289
Loans to participants	**604,043**	653,646
	11,740,901	12,898,157
Employer contributions receivable	**21,777**	25,947
Participants' contributions receivable	**60,918**	72,994
Total assets	**11,823,596**	12,997,098
Liabilities		
Excess deferrals	**62,890**	-
Net assets available for benefits	**$ 11,760,706**	$ 12,997,098

See accompanying notes.

AirNet Systems, Inc Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions	
Investment income:	
Interest and dividends	$ 139,168
Contributions:	
Participants	1,647,377
Rollovers	127,121
Employer	504,078
	2,278,576
Total additions	2,417,744
Deductions	
Benefits paid directly to participants	1,019,007
Net depreciation in fair value of investments	2,635,129
Net decrease	(1,236,392)
Net assets available for benefits:	
Beginning of year	12,997,098
End of year	$ 11,760,706

See accompanying notes.

AirNet Systems, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

The following brief description of the AirNet Systems, Inc. Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan which, is available to all employees of AirNet Systems, Inc., (the Company) who have completed at least one year of service including 1000 hours and have attained the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Plan participants may contribute up to 15 percent of their compensation, but not more than the limit set by the Internal Revenue Code. The Plan provides for the Company to contribute a discretionary amount. Currently, the Company contributes an amount equal to 50 percent of each participant's contribution up to 6 percent of their compensation. In addition, the Company may provide a discretionary profit sharing contribution, which is determined by the Company. These contributions are allocated to those participants who are both employed at the end of the year and have one year of service for the year.

Investment Options

Participants may designate how Plan contributions are to be invested. Plan contributions may be invested in any combination of the following mutual funds held by State Street Bank: Morgan Stanley Dean Witter (Morgan Stanley) Liquid Asset Fund, Morgan Stanley American Opportunities Fund, Morgan Stanley S&P Index Fund, Morgan Stanley U.S. Government Securities Trust, AIM Equity Charter Fund, AIM Balanced Fund, Franklin Mid Cap Growth Fund, Oppenheimer International Growth Fund, Oppenheimer Total Return Fund, and Van Kampen Emerging Growth Fund. Additionally, participants may invest in common shares of AirNet Systems, Inc. through the Employer Stock Fund held by State Street Bank.

1. Description of the Plan (continued)

Vesting

Amounts contributed by participants and earnings thereon become immediately vested. Vesting of the Company's contribution and related earnings is based on years of service. A participant is fully vested in the matching and profit sharing contributions after five years of credited service.

Distribution of Benefits

Participants or their beneficiaries are entitled to receive 100 percent of their contributions and related earnings, ("earnings" includes appreciation and depreciation of net investments) and the vested portion of Company contributions and related earnings, upon normal retirement (age 55), death or disability. Termination of employment with the Company entitles the participant to the vested portion of the Company contributions plus earnings thereon and 100 percent of their contributions and related earnings.

Administrative Costs

Costs of Plan administration are paid by the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company's contributions. Allocations of Plan earnings are based on participant earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans to Participants

The Plan allows participants to borrow funds from the Plan. Repayment terms range up to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate 1% above prime on the 14th day of each month. Principal and interest is paid ratably through monthly payroll deductions.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

The following are significant accounting policies followed in the preparation of the Plan's financial statements:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The financial statements of the Plan are maintained on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date.

AirNet Systems, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Mutual funds	**2,470,080**
AirNet Systems, Inc., common shares	**165,049**
	2,635,129

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31, 2002	December 31, 2001
Morgan Stanley Dean Witter:		
Liquid Asset Fund	**1,469,920**	1,358,604
S&P Index Fund	**973,084**	995,403
American Opportunities Fund	**1,820,765**	2,267,722
US Government Securities Trust	**974,104**	711,392
AIM Balanced Fund	**729,238**	782,957
Oppenheimer Total Return Fund	**1,580,989**	1,827,332
Van Kampen Emerging Growth Fund	**1,449,800**	1,943,348
Franklin Small Cap Growth Fund	**915,831**	1,096,027
Participant Loans, at estimated fair value	**604,043**	653,646

4. Transactions with Parties-In-Interest

The Plan owned 56,342 and 33,652 of AirNet Systems, Inc. common shares at December 31, 2002 and 2001, respectively. The Plan purchased 34,195 shares in 2002 for $281,664. The Plan sold 11,495 shares in 2002 for $271,166. The market value of the Company's common shares at December 31, 2002 was based on quoted market values. At December 31, 2002, the market value of AirNet Systems, Inc. common shares was $4.92 per share. As of May 6, 2003 the market value of Airnet System, Inc. common shares was $ 2.08 per share. There were no cash dividends received from the Company during the year ended December 31, 2002.

5. Income Tax Status

The Sponsor of the standardized prototype plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the underlying prototype plan document is qualified under section 401(a) of the Internal Revenue Code. However, the Plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

Supplemental Schedule

AirNet Systems, Inc. Retirement Savings Plan
EIN-31-1458309 Plan-001
Schedule H, Line 4i
Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2002

Identity of Issue	Description of Investment	Cost of Asset	Current Value
Morgan Stanley Dean Witter Mutual Funds:			
Liquid Asset Fund	1,469,919.83 shares	$ 1,469,920	$ 1,469,920
American Opportunities Fund	96,438.8216 shares	2,199,991	1,820,765
S&P Index Fund	102,429.8906 shares	1,133,387	973,084
U.S. Government Securities Trust	103,517.9210 shares	948,253	974,104
AIM Equity Charter Fund	58,839.9491 shares	598,836	565,452
AIM Balanced Fund	35,042.6498 shares	837,286	729,238
Franklin Small Cap Growth	41,723.5247 shares	1,051,572	915,831
Oppenheimer International Growth	34,841.8567 shares	457,065	380,473
Oppenheimer Total Return	185,344.5192 shares	1,769,328	1,580,989
Van Kampen Emerging Growth	51,302.2097 shares	1,935,067	1,449,800
		12,400,704	10,859,656
Employer Stock Fund*	56,341.84 shares	411,102	277,202
Loans to participants with interest rates of 5.25% to 10.5%, with various due dates			604,043
Total assets held for investment		$ 12,811,806	$ 11,740,901

* Indicates party-in-interest to the Plan.